FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 18, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

NOT STATED

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

18 NOVEMBER 2005

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

MARK JENKINS 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification

18.11.05

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 16 November 2005

Signet Group plc

                                                                          No. of Shares       Percent of
                                                                                             Outstanding
The Capital Group Companies, Inc. ("CG") holdings                           209,872,927           12.084
Holdings by CG Management Companies and Funds
Capital Guardian Trust Company                                               16,736,600            0.964
Capital International Limited                                               189,718,991           10.923
Capital International S.A.                                                    2,297,910            0.132
Capital International, Inc                                                    1,119,426            0.064

                                                              Schedule A
                                               Schedule of holdings in Signet Group plc
                                                        As of 16 November 2005
                                                    Capital Guardian Trust Company
Registered Name                                                                             Local Shares
State Street Nominees Limited                                                                    224,000
Bank of New York Nominees                                                                         20,000
Chase Nominees Limited                                                                         6,233,700
Midland Bank plc                                                                                 127,300
Nortrust Nominees                                                                             10,105,400
RBSTB Nominees Ltd                                                                                26,200
                                               TOTAL                                          16,736,600

                                                              Schedule B
                                                     Capital International Limited
Registered Name                                                                             Local Shares
State Street Nominees Limited                                                                    604,700
Bank of New York Nominees                                                                     55,975,462
Northern Trust                                                                                15,239,940
Chase Nominees Limited                                                                        33,060,067
Midland Bank plc                                                                               2,079,400
Bankers Trust                                                                                  2,389,287
Barclays Bank                                                                                  1,077,400
Morgan Guaranty                                                                                4,353,200
Nortrust Nominees                                                                             29,392,366
State Street Bank & Trust Co                                                                  13,522,758
Deutsche Bank AG                                                                              14,971,991
HSBC Bank plc                                                                                 12,333,600
Mellon Bank N.A.                                                                               1,835,900
Northern Trust AVFC                                                                              643,200
KAS UK                                                                                           385,920
Bank One London                                                                                1,853,800
                                               TOTAL                                         189,718,991
                                                              Schedule B
                                                      Capital International S.A.
Chase Nominees                                                                                 1,851,210
Midland Bank plc                                                                                  56,700
Royal Bank of Scotland                                                                           273,000
Lloyds Bank                                                                                      117,000
                                               TOTAL                                           2,297,910
                                                              Schedule B
                                                      Capital International Inc.
Nortrust Nominees                                                                              1,021,426
HSBC Bank plc                                                                                     98,000
                                               TOTAL                                           1,119,426

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    November 18, 2005